July 11, 2023

VIA EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Christine Dietz
Megan Akst
Kyle Wiley
Christopher Dunham

Re:	Autohome Inc.

Form 20-F for the Fiscal Year Ended December 31, 2022

Filed April 25, 2023

File No. 001-36222

Ladies and Gentlemen:

We, Autohome Inc. (the “Company”), are submitting this letter in response to your correspondence dated June 27, 2023 (the “Comment Letter”) concerning the above-referenced annual report on Form 20-F that the Company filed with the Commission on April 25, 2023.

In the Comment Letter, you requested that the Company respond to the Staff’s comments within ten business days or advise the Staff when the Company will respond. The Company respectfully advises the Staff that it continues to work on its responses and anticipates that it will require additional time in order to respond fully to your letter.

The Company is therefore requesting an extension until July 25, 2023 (ten business days from the date of this request) and expects to respond by that date.

*    *    *    *

Autohome Inc.    18th Floor Tower B, CEC Plaza, 3 Dan Ling Street, Haidian District, Beijing 100080, People’s Republic of China

t: +86 (10) 5985-7001 f: +86 (10) 5985-7400 ir@autohome.com.cn

U.S. Securities and Exchange Commission Page 2

Should any member of the Staff have any questions or comments regarding the Company’s submission set forth above, please do not hesitate to contact our outside legal counsel, Will H. Cai at (852) 3758-1210 or Jie Zhang at (852) 3758-1231.

Sincerely,

Autohome Inc.

/s/ Craig Yan Zeng
Chief Financial Officer

cc:	Quan Long, Chairman of the Board and Chief Executive Officer, Autohome Inc.

Will H. Cai, Esq., Partner, Cooley LLP

Jie Zhang, Esq., Partner, Cooley LLP

Autohome Inc.    18th Floor Tower B, CEC Plaza, 3 Dan Ling Street, Haidian District, Beijing 100080, People’s Republic of China

t: +86 (10) 5985-7001 f: +86 (10) 5985-7400 ir@autohome.com.cn